EXHIBIT 99.3

AGRIUM INC.

2015

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

FINANCIAL STATEMENTS AND NOTES

February 24, 2016

AGRIUM ANNUAL REPORT 2015	85

Financial Reporting Responsibilities

Party	Responsibility for financial reporting
Board of Directors	Reviews and approves the annual consolidated financial statements and notes and related Management’s Discussion and Analysis contained in this Annual Report. The Board appoints the Audit Committee to carry out this responsibility on its behalf.

Audit Committee

Oversees Agrium’s accounting and financial reporting processes and audits of its financial statements.

Recommends approval of the annual consolidated financial statements to the Board.

Considers, for review by the Board and approval by the shareholders, appointment of the independent auditors; reviews and approves the terms of the auditors’ engagement as well as the fee, scope and timing of their services; evaluates the auditors’ performance.

Management	Prepares (a) financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and (b) the information in the accompanying Management’s Discussion and Analysis, and ensures that it is consistent with the consolidated financial statements.

As disclosed in note 24 to the annual financial statements:

● Makes reasonable estimates and judgments as an essential part of the preparation of financial statements; and

● Considers alternative accounting methods and chooses those it considers most appropriate in the circumstances.

Establishes and maintains adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Independent Auditors	On behalf of the shareholders, KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are included in this 2015 Annual Report:

● Audits the annual consolidated financial statements as at and for the years ended December 31, 2015 and 2014, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and

● Audits the effectiveness of internal control over financial reporting as of December 31, 2015 in accordance with the standards of the Public Company Accounting Oversight Board (United States) based on the criteria described below.

The Audit Committee is comprised entirely of independent directors. The auditors have full and unrestricted access to the Audit Committee and may meet with or without the presence of management.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under our supervision and with the participation of management, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2015, Agrium Inc. did maintain effective internal control over financial reporting.

Chuck Magro	Steve Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
February 24, 2016

86	AGRIUM ANNUAL REPORT 2015

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as at December 31, 2015, and December 31, 2014, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 24, 2016, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

February 24, 2016

Calgary, Canada

AGRIUM ANNUAL REPORT 2015	87

Independent Auditors’ Report of Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016, expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants

February 24, 2016

Calgary, Canada

88	AGRIUM ANNUAL REPORT 2015

Consolidated Statements of Operations

Years ended December 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2015	2014
Sales		14,795	16,042
Cost of product sold	5	10,907	12,490
Gross profit		3,888	3,552
Expenses
Selling	5	1,921	2,048
General and administrative	5	268	299
Share-based payments	5, 9	51	50
Loss (earnings) from associates and joint ventures	15	4	(23)
Other expenses	5	28	18
Earnings before finance costs and income taxes		1,616	1,160
Finance costs related to long-term debt	6	181	62
Other finance costs	6	71	70
Earnings before income taxes		1,364	1,028
Income taxes	7	376	230
Net earnings from continuing operations		988	798
Net loss from discontinued operations		—	(78)
Net earnings		988	720
Attributable to
Equity holders of Agrium		988	714
Non-controlling interest		—	6
Net earnings		988	720

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations		6.98	5.51
Basic and diluted loss per share from discontinued operations		—	(0.54)
Basic and diluted earnings per share		6.98	4.97
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		142	144

See accompanying notes.

Basis of preparation and statement of compliance

We prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors of Agrium (“the Board”) approved these consolidated financial statements for issuance on February 24, 2016.

The presentation currency of these financial statements is U.S. dollars. We prepared the financial statements using the historical cost basis, with the exception of items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 24.

AGRIUM ANNUAL REPORT 2015	89

Consolidated Statements of Comprehensive Income

Years ended December 31,
(millions of U.S. dollars)	Notes	2015	2014
Net earnings		988	720
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges	4
Effective portion of changes in fair value		(45)	(36)
Deferred income taxes		12	9
Share of comprehensive loss of associates and joint ventures	15	(6)	(4)
Foreign currency translation
Losses		(617)	(341)
Reclassifications to earnings		8	—
		(648)	(372)
Items that will never be reclassified to earnings
Post-employment benefits	8
Actuarial gains (losses)		14	(31)
Deferred income taxes		(4)	9
		10	(22)
Other comprehensive loss		(638)	(394)
Comprehensive income		350	326
Attributable to
Equity holders of Agrium		350	320
Non-controlling interest		—	6
Comprehensive income		350	326

See accompanying notes.

90	AGRIUM ANNUAL REPORT 2015

Consolidated Balance Sheets

	Notes	December 31,
(millions of U.S. dollars)		2015	2014
Assets
Current assets
Cash and cash equivalents	10	515	848
Accounts receivable	11	2,053	2,075
Income taxes receivable		4	138
Inventories	12	3,314	3,505
Prepaid expenses and deposits		688	710
Other current assets	16	144	122
		6,718	7,398
Property, plant and equipment	13	6,333	6,272
Intangibles	14	632	695
Goodwill	14	1,980	2,014
Investments in associates and joint ventures	15	607	576
Other assets	16	54	78
Deferred income tax assets	7	53	75
		16,377	17,108
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	17	835	1,527
Accounts payable	18	3,919	4,197
Income taxes payable		82	5
Current portion of long-term debt	17	8	11
Current portion of other provisions	19	85	113
		4,929	5,853
Long-term debt	17	4,513	3,559
Post-employment benefits	8	124	151
Other provisions	19	336	367
Other liabilities	20	85	69
Deferred income tax liabilities	7	383	422
		10,370	10,421
Shareholders’ equity
Share capital		1,757	1,821
Retained earnings		5,533	5,502
Accumulated other comprehensive loss		(1,287)	(643)
Equity holders of Agrium		6,003	6,680
Non-controlling interest		4	7
Total equity		6,007	6,687
		16,377	17,108

See accompanying notes.

AGRIUM ANNUAL REPORT 2015	91

Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	Notes	2015	2014
Operating
Net earnings from continuing operations		988	798
Adjustments for
Depreciation and amortization		480	550
Loss (earnings) from associates and joint ventures		4	(23)
Share-based payments		51	50
Unrealized gain on derivative financial instruments		(21)	(32)
Unrealized foreign exchange (gain) loss		(35)	56
Interest income		(68)	(83)
Finance costs		252	132
Income taxes		376	230
Other		(20)	20
Interest received		70	85
Interest paid		(212)	(105)
Income taxes paid		(111)	(320)
Dividends from associates and joint ventures		2	49
Net changes in non-cash working capital	10	(93)	(95)
Cash provided by operating activities		1,663	1,312
Investing
Business acquisitions, net of cash acquired	21	(127)	(179)
Proceeds from sale of discontinued operations		—	94
Capital expenditures		(1,188)	(2,021)
Capitalized borrowing costs		(45)	(111)
Purchase of investments		(128)	(116)
Proceeds from sale of investments		83	123
Proceeds from sale of property, plant and equipment		104	—
Other		(4)	(20)
Net changes in non-cash working capital		(198)	162
Cash used in investing activities		(1,503)	(2,068)
Financing
Short-term debt		(514)	845
Long-term debt issued		1,000	512
Transaction costs on long-term debt		(14)	(8)
Repayment of long-term debt		(19)	(64)
Dividends paid		(468)	(430)
Shares issued		1	1
Shares repurchased		(559)	—
Cash (used in) provided by financing activities		(573)	856
Effect of exchange rate changes on cash and cash equivalents		80	(35)
(Decrease) increase in cash and cash equivalents from continuing operations		(333)	65
Cash and cash equivalents used in discontinued operations		—	(18)
Cash and cash equivalents – beginning of year		848	801
Cash and cash equivalents – end of year	10	515	848

See accompanying notes.

92	AGRIUM ANNUAL REPORT 2015

Consolidated Statements of Shareholders’ Equity

				Other comprehensive income (loss)
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796
Net earnings	—	—	714	—	—	—	—	—	714	6	720
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(22)	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(27)	(4)	—	(341)	(372)	(372)	—	(372)
Comprehensive income (loss), net of tax	—	—	692	(27)	(4)	—	(341)	(372)	320	6	326
Dividends ($3.03 per share)	—	—	(435)	—	—	—	—	—	(435)	—	(435)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—
December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687
Net earnings	—	—	988	—	—	—	—	—	988	—	988
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	10	—	—	—	—	—	10	—	10
Other	—	—	—	(33)	(6)	—	(609)	(648)	(648)	—	(648)
Comprehensive income (loss), net of tax	—	—	998	(33)	(6)	—	(609)	(648)	350	—	350
Dividends ($3.41 per share)	—	—	(478)	—	—	—	—	—	(478)	—	(478)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(3)	(3)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	6	—	—	—	—	—	—	6	—	6
Reclassification of cash flow hedges, net of tax	—	—	—	4	—	—	—	4	4	—	4
December 31, 2015	138	1,757	5,533	(56)	(17)	—	(1,214)	(1,287)	6,003	4	6,007

See accompanying notes.

AGRIUM ANNUAL REPORT 2015	93

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1.	CORPORATE MANAGEMENT

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Our Executive Leadership Team (ELT) comprises the following officers at the date of release of these financial statements:

●	Charles (Chuck) V. Magro – President & Chief Executive Officer

●	Steve J. Douglas – Senior Vice President & Chief Financial Officer

●	Henry (Harry) Deans – Senior Vice President and President, Wholesale Business Unit

●	Stephen G. Dyer – Senior Vice President and President, Retail Business Unit

●	Susan C. Jones – Senior Vice President & Chief Legal Officer

●	Leslie A. O’Donoghue – Executive Vice President, Corporate Development & Strategy & Chief Risk Officer

●	Michael R. Webb – Senior Vice President, Human Resources

ELT and Board of Directors compensation included in these financial statements:

Related party transactions
	2015	2014
Short-term benefits	11	17
Post-employment benefits	2	2
Share-based payments	20	15

The ELT is responsible for strategic decision making, resource allocation, and assessing financial performance and is identified as our Chief Operating Decision Maker (CODM) for the purposes of reporting segment operations under IFRS. The CODM reviews the results of our operations and our financial position on consolidated and operating segment levels. Our operating segments are defined by the organization and reporting structure through which we operate our business. We categorized our operating segments within the Retail and Wholesale business units as follows:

●	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

–	North America: including the United States and Canada

–	International: including Australia and South America

●	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

–	Nitrogen: Manufacturing in Alberta, Texas and Argentina

–	Potash: Mining and processing in Saskatchewan

–	Phosphate: Mining and production facilities in Alberta and Idaho

–	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe, and producing blended crop nutrients and Environmentally Smart Nitrogen polymer-coated nitrogen crop nutrients.

94	AGRIUM ANNUAL REPORT 2015

Principal subsidiaries, associates and joint ventures
	Relationship/ Ownership	Location	Principal activity	Method of accounting
Agrium, a general partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation

Agrium Europe S.A.	Subsidiary, 100%	Belgium	Distributor of crop nutrients	Consolidation

Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation

Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation

Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation

Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation

Landmark Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation

Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation

Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method

Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

AGRIUM ANNUAL REPORT 2015	95

2.	OPERATING SEGMENTS

Segment information
	2015
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	10,093	2,075	12,168	1,129	364	471	663	2,627	—	14,795
– inter-segment	31	—	31	401	151	270	153	975	(1,006)	—
Total sales	10,124	2,075	12,199	1,530	515	741	816	3,602	(1,006)	14,795

Earnings (loss) before finance costs and income taxes	686	93	779	699	143	116	115	1,073	(236)	1,616
Depreciation and amortization	229	25	254	72	71	51	17	211	15	480
EBITDA (b)	915	118	1,033	771	214	167	132	1,284	(221)	2,096
Share of joint ventures
Finance costs and income taxes	—	—	—	19	—	—	—	19	—	19
Depreciation and amortization	—	—	—	19	—	—	—	19	—	19
Adjusted EBITDA	915	118	1,033	809	214	167	132	1,322	(221)	2,134

Total assets	7,797	1,167	8,964	1,556	3,614	745	782	6,697	716	16,377
Additions to non-current assets (c)	272	22	294	525	436	88	27	1,076	16	1,386

Segment information
	2014
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	10,449	2,518	12,967	1,124	274	456	1,221	3,075	—	16,042
– inter-segment	14	—	14	358	117	245	178	898	(912)	—
Total sales	10,463	2,518	12,981	1,482	391	701	1,399	3,973	(912)	16,042

Earnings (loss) before finance costs and income taxes	723	91	814	367	28	45	113	553	(207)	1,160
Depreciation and amortization	257	48	305	86	65	52	27	230	15	550
EBITDA (b)	980	139	1,119	453	93	97	140	783	(192)	1,710
Share of joint ventures
Finance costs and income taxes	—	—	—	24	—	—	—	24	—	24
Depreciation and amortization	—	—	—	14	—	—	—	14	—	14
Adjusted EBITDA	980	139	1,119	491	93	97	140	821	(192)	1,748

Total assets	7,915	1,197	9,112	1,416	3,666	734	1,065	6,881	1,115	17,108
Additions to non-current assets (c)	399	32	431	506	1,356	26	19	1,907	5	2,343

(a)	Non-cash share-based payments expense of $51-million (2014 – $50-million) is recorded in our Other segment.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(c)	Includes property, plant and equipment, intangibles and goodwill.

96	AGRIUM ANNUAL REPORT 2015

Retail sales by product line
	2015	2014
Crop nutrients	4,944	5,222
Crop protection products	4,543	4,613
Seed	1,425	1,481
Merchandise	638	871
Services and other	649	794
	12,199	12,981

Key data by geographic region
	2015		2014
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,774	4,294	3,227	4,689
United States	9,706	4,461	9,702	4,017
Europe	231	7	584	34
South America	331	276	406	278
Australia	1,752	246	1,910	281
Egypt	—	283	—	264
Other	1	2	213	3
	14,795	9,569	16,042	9,566

(a)	Sales by location of customers.
(b)	Excludes financial instruments and deferred tax assets.

Our CODM measures performance and allocates resources based on information that it believes is most relevant in evaluating the results of operating segments relative to other entities that operate in similar industries. The main operating measure used by the CODM is Adjusted EBITDA. On a regular basis, the CODM also reviews Retail sales by product line. The CODM does not review Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM also does not regularly review (a) financial information aggregated on any other product line or geographic basis or (b) segment finance costs, income taxes or balance sheet information. We have not aggregated any operating segments in determining our reportable segments.

We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, as determined by the information regularly reviewed by the CODM. In 2015, the CODM modified the regular reports it reviews, reflecting our exit of a significant portion of our Wholesale product purchased for resale business. We have modified our segment reporting to reflect this change.

The accounting policies of segments are the same as the accounting policies described in note 24. We record sales between operating segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

AGRIUM ANNUAL REPORT 2015	97

3.	CAPITAL MANAGEMENT

Information monitored on a regular basis to manage capital (a)
	2015 Target	December 31,
		2015	2014
Net-debt to EBITDA		2.3	2.5
Debt covenant ratios (b)
Interest coverage (c)	≥ 2.5	8	13
Debt-to-capital (d)	≤ 0.65	0.46	0.40
Retail measures (%)
Average non-cash working capital to sales	18	18	17
Return on operating capital employed (e)	22	17	18
Return on capital employed (f)	13	9	10
Components of ratios
EBITDA		2,096	1,710
Calculation of components of ratios
1) Net debt
Short-term debt		835	1,527
Long-term debt, including current portion		4,521	3,570
Cash and cash equivalents		(515)	(848)
Net debt		4,841	4,249
2) Adjusted total debt
Guarantees and letters of credit (specified in credit facility agreements)		222	196
Adjusted total debt		5,063	4,445

(a)	Includes measures identified as non-IFRS in our 2015 Management’s Discussion and Analysis, which includes reconciliations to the most directly comparable IFRS measures.
(b)	Our revolving credit facilities require that we maintain these ratios, as well as other non-financial covenants. We were in compliance with all covenants at December 31, 2015.
(c)	EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs.
(d)	Adjusted total debt divided by the sum of adjusted total debt and total equity.
(e)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (EBIT) less income taxes at a tax rate of 28 percent (2014 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(f)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2014 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

Policies and objectives in managing capital

We consider capital to be adjusted total debt plus total equity. Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk, (b) support an investment grade credit rating profile, (c) improve the overall efficiency of our assets and deliver on our growth opportunities to grow our earnings, and (d) maximize total shareholder return.

To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, issue new shares, buy back shares, issue or redeem debt, or adjust anticipated future capital expenditures and resources available for other growth opportunities. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. During 2015, we purchased for cancellation 5,574,331 of our own shares at an average share price of $100.25 for total consideration of $559-million.

We maintain a base shelf prospectus, which permits issuance to May 2016 in Canada and the United States, of common shares, debt and other securities up to $2.5-billion, less $1.5-billion of securities already issued under the prospectus. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

98	AGRIUM ANNUAL REPORT 2015

4.	RISK MANAGEMENT

a) Financial risk management objectives and policies

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the time periods and transactional and balance sheet exposures management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and net earnings. We hold all derivative financial instruments for risk management purposes only.

Risks we manage are described under Risk Management Policies in section (j).

b) Market risk – currency risk

Foreign exchange derivative financial instruments outstanding
	December 31,
	2015				2014
Sell/Buy (notional amounts in millions of U.S. dollars)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Not designated as hedges
Forwards
USD/CAD	190	2016	1.38	(1)	—	—	—	—
CAD/USD	1,805	2016	1.35	45	1,675	2015	1.14	31
USD/AUD	19	2016	1.37	—	33	2015	1.13	(3)
Swaps
USD/AUD	54	2016	1.43	2	26	2015	1.12	(1)
AUD/USD	138	2016	1.43	(3)	21	2015	1.13	2
Options
USD/AUD	59	2016	1.38	(1)	—	—	—	—
				42				29

(a)	Foreign currency per U.S. dollar.

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which each entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from exposure to the Canadian dollar. We manage this exposure by entering into foreign currency derivative contracts. Although the derivatives have not been designated in hedging relationships, our risk management strategy is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

c) Market risk – commodity price risk

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial derivative contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

AGRIUM ANNUAL REPORT 2015	99

In 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes. During 2014, we designated only certain longer-term derivatives as hedges. The contracts settle in the months hedged using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated derivative contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. We record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas derivative contracts designated as hedges to other comprehensive income.

Potential sources of ineffectiveness may come from changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of Agrium or the counterparty.

Natural gas derivative financial instruments outstanding
	December 31,
	2015				2014
(notional amounts in millions of MMBtu)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	74	2016-2018	2.78	(56)	69	2015-2018	3.32	(25)
				(56)				(25)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)
				—				(11)
				(56)				(36)

(a)	U.S. dollars per MMBtu.

Maturities of natural gas derivative contracts
	Fair value
	2016	2017	2018
Designated as hedges	(23)	(18)	(15)

Natural gas derivative financial instruments outstanding
	December 31,
	2015			2014
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Designated as hedges
Accounts receivable	48	(48)	—	12	(12)	—
Other assets	101	(101)	—	193	(193)	—
Accounts payable	(71)	48	(23)	(15)	12	(3)
Other liabilities	(134)	101	(33)	(215)	193	(22)
	(56)	—	(56)	(25)	—	(25)
Not designated as hedges
Accounts receivable	—	—	—	27	(27)	—
Accounts payable	—	—	—	(38)	27	(11)
	—	—	—	(11)	—	(11)
	(56)	—	(56)	(36)	—	(36)

100	AGRIUM ANNUAL REPORT 2015

Impact of change in fair value of natural gas derivative financial instruments
	December 31,
	2015	2014
A $ 10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $ 10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.28	0.19

d) Market risk – interest rate risk

Impact of change in short-term debt (basis points)
December 31,
2015
A $ 10-million decrease in net earnings requires an increase in interest rates	165

Sensitivity – impact of change in fair value of debentures
December 31,
2015
Interest rate increase of 1%	(387)
Interest rate decrease of 1%	453

The weighted average effective interest rate on long-term debt at December 31, 2015, was 5 percent (December 31, 2014 – 5 percent).

e) Credit risk

Maximum exposure to credit risk
	December 31,
	2015	2014
Cash and cash equivalents	515	848
Accounts receivable	2,053	2,075
Other current assets	142	94
Other non-current assets	37	69
	2,747	3,086

Trade accounts receivable – aging
	December 31,
	2015		2014
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,431	(10)	1,443	(9)
30 days or less	192	(4)	171	(6)
31 – 60 days	46	(3)	46	(4)
61 – 90 days	23	(3)	20	(3)
Greater than 90 days	167	(61)	169	(57)
	1,859	(81)	1,849	(79)

AGRIUM ANNUAL REPORT 2015	101

Trade accounts receivable – risk concentration

Trade accounts receivable have significant concentrations of credit risk in the agriculture sector. We determine and monitor concentrations of credit risk using our aging analysis of trade receivables. Geographic and industry diversity and crop insurance programs in Canada and the United States mitigate this concentration of risk. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by using letters of credit and credit insurance. We are closely monitoring the economic environment in Argentina and have taken measures to limit our exposure to that country. Our exposure to credit risk in the Eurozone is negligible. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts, based on historical information about default rates and our analysis of current receivables. No single customer accounts for more than 10 percent of our sales.

We also mitigate credit risk in accounts receivable in our Retail operations in Western Canada through an agency agreement with a Canadian financial institution whereby the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. The agency agreement, which expires in 2018, results in customers having loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $509-million at December 31, 2015, which is not recognized in our consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible and the average aging of the customer loans with the financial institution is current.

Derivatives and cash and cash equivalents – risk concentration

At December 31, 2015, all counterparties to derivative financial instruments have maintained an investment grade credit rating, and there is no indication that any counterparty to a derivative financial contract or to cash and cash equivalents will be unable to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure.

f) Liquidity risk

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2015	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	835	835	835	—	—	—
Accounts payable	2,417	2,417	2,417	—	—	—
Current portion of long-term debt	8	9	9	—	—	—
Long-term debt	4,513	8,190	226	537	868	6,559
Other liabilities	17	17	—	17	—	—
Foreign exchange derivative contracts	6	6	6	—	—	—
Natural gas derivative contracts	56	56	23	33	—	—
	7,852	11,530	3,516	587	868	6,559

g) Netting arrangements

We enter into derivative transactions under master netting arrangements. Under these arrangements, we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis and the carrying amounts of our natural gas, power and nutrient derivative contracts on a net basis.

102	AGRIUM ANNUAL REPORT 2015

h) Gain (loss) on derivative financial instruments included in earnings

		2015			2014
	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)
Foreign exchange derivatives
Recorded in sales	14	—	14	—	—	—
Recorded in other expenses	246	21	267	60	32	92
	260	21	281	60	32	92
Commodity derivatives
Recorded in cost of product sold	(7)	—	(7)	—	—	—
Recorded in other expenses	—	—	—	18	—	18
	(7)	—	(7)	18	—	18
	253	21	274	78	32	110

i) Fair value hierarchy

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. We estimate the fair value of financial instruments classified as Level 2 using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models that make maximum use of market-based inputs. We classify fair value estimates not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we utilize.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used are generally the cause of transfers between hierarchy levels. We have not made any transfers between levels during 2015 or 2014. We do not measure any of our financial instruments using Level 3 inputs.

Fair value measurement techniques and inputs for financial instruments measured using Level 2 inputs

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts, swaps and options	Discounted cash flow	Forward exchange rates, contract forward and interest rates, observable yield curves
Natural gas and power swaps	Market comparison	Current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates

AGRIUM ANNUAL REPORT 2015	103

		2015			2014
Financial instruments measured at fair value on a recurring basis	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	515	515	—	848	848
Accounts receivable – derivatives	—	48	48	—	33	33
Other current financial assets – marketable securities (a)	20	122	142	20	70	90
Accounts payable – derivatives	—	29	29	—	18	18
Other financial liabilities – derivatives	—	33	33	—	22	22
Financial instruments measured at amortized cost
Current portion of long-term debt (b)
Floating rate debt	—	8	8	—	11	11
Long-term debt (b)
Debentures	—	4,464	4,469	—	3,879	3,483
Fixed and floating rate debt	—	44	44	—	76	76

(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

j) Risk management policies

Item	Primarily affected by	Risk management policies
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts

Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts

Cost of product sold – inventory purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts

Finance costs	USD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts up to one year

Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions

Liquidity risk	Fluctuations in cash flows	Preparing and monitoring forecasts of cash flows; cash management policies; multiple-year credit facilities

104	AGRIUM ANNUAL REPORT 2015

5.	EXPENSES

We present expenses in our statements of operations by function. IFRS also requires us to provide information about expenses by nature.

Expenses by nature
	2015	2014
Decrease in finished goods inventory	19	73
Purchased and produced raw materials and product for resale	11,297	12,770
Rebates	(1,100)	(1,059)
Freight and distribution	657	479
Short-term employee benefits	1,288	1,382
Post-employment benefits	59	64
Share-based payments	51	50
Depreciation of property, plant and equipment	375	423
Amortization of intangibles	105	127
Operating leases	206	226
Other	190	352
	13,147	14,887
Expense line items
Cost of product sold	10,907	12,490
Selling	1,921	2,048
General and administrative	268	299
Share-based payments	51	50
	13,147	14,887
Other expenses
	2015	2014
Loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	8	15
Interest income	(68)	(83)
Gain on sale of assets	(55)	—
Goodwill impairment	19	—
Environmental remediation and asset retirement obligations	16	24
Bad debt expense	32	19
Potash profit and capital tax	16	10
Other	60	33
	28	18

6. FINANCE COSTS

Finance costs related to long-term debt
	2015	2014
Gross finance costs related to long-term debt	226	173
Less: Borrowing costs capitalized at a rate of 4% (2014 – 5%)	45	111
	181	62
Other finance costs
	2015	2014
Accretion of environmental remediation and asset retirement obligations	7	12
Other interest expense	64	58
	71	70

AGRIUM ANNUAL REPORT 2015	105

7.	INCOME TAXES

Components of income taxes
	2015	2014
Current tax expense	326	266
Previously unrecognized tax assets	—	(10)
Current income taxes	326	256
Origination and reversal of temporary differences	53	6
Change in income tax rate (a)	18	—
Previously unrecognized tax assets	(21)	(32)
Deferred income taxes	50	(26)
	376	230

(a)	Alberta corporate income tax rate increased from 10 percent to 12 percent effective July 1, 2015.

Reconciliation of statutory tax rate to effective tax rate
	2015	2014
Earnings before income taxes
Canada	642	266
Foreign	722	762
	1,364	1,028
Statutory rate (%)	26	26
Income taxes at statutory rate	359	264
Foreign currency (losses) gains relating to Canadian operations	(3)	1
Differences in foreign tax rates	20	25
Loss (earnings) from associates and joint ventures	3	(9)
Canadian tax rate adjustment	18	—
Recognition of previously unrecognized tax assets	(21)	(42)
Other	—	(9)
Income taxes	376	230
Current
Canada	112	37
Foreign	214	219
	326	256
Deferred
Canada	63	19
Foreign	(13)	(45)
	50	(26)
	376	230

106	AGRIUM ANNUAL REPORT 2015

Components of deferred income taxes	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2015	2014	2015	2014 (b)	2015	2014
Receivables, inventories and accrued liabilities	(144)	(115)	(32)	20	3	3
Property, plant and equipment	529	457	131	26	(59)	(26)
Intangibles	111	138	(21)	(29)	(6)	(6)
Asset retirement and environmental remediation provisions	(137)	(145)	1	7	7	4
Deferred partnership income	58	119	(44)	(56)	(17)	(12)
Loss carry-forwards (a)	(44)	(59)	8	1	7	6
Other	(43)	(48)	7	(28)	(2)	(18)
Net deferred income tax liabilities	330	347	50	(59)	(67)	(49)
Deferred income tax assets	(53)	(75)
Deferred income tax liabilities	383	422
Net deferred income tax liabilities	330	347

(a)	Unused tax losses of $43-million (2014 – $57-million) expiring through 2035 (2014 – expiring through 2034) have not been recognized in the financial statements. We have recognized unused tax losses of $30-million (2014 – $53-million) as we expect to earn future taxable income in that tax jurisdiction in 2016 and following years, and the tax losses do not expire under current tax legislation.
(b)	Components recognized in continuing operations and discontinued operations.

8.	POST-EMPLOYMENT BENEFITS

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 15 percent of our employees are members of defined benefit pension plans that provide pension benefits at retirement based on years of service and final average salary contributions. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit pension plans for 2016 is $7-million.

AGRIUM ANNUAL REPORT 2015	107

Continuity of obligation and plan assets
	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2014	(354)	281	(73)	(78)	—	(78)	(151)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Past service cost	(2)	—	(2)	1	—	1	(1)
Interest (expense) income	(12)	10	(2)	(2)	—	(2)	(4)
Administrative costs	—	(1)	(1)	—	—	—	(1)
	(20)	9	(11)	(4)	—	(4)	(15)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	3	—	3	3	—	3	6
Changes in financial assumptions	7	—	7	—	—	—	7
Return on plan assets, excluding interest	—	1	1	—	—	—	1
	10	1	11	3	—	3	14
Cash flows
Employee contributions	—	—	—	(1)	1	—	—
Employer contributions	—	8	8	—	—	—	8
Benefits paid	16	(13)	3	3	(1)	2	5
	16	(5)	11	2	—	2	13
Foreign currency translation	38	(33)	5	10	—	10	15
December 31, 2015	(310)	253	(57)	(67)	—	(67)	(124)
Arising from:
Funded plans	(262)			—			(262)
Unfunded plans	(48)			(67)			(115)
December 31, 2015	(310)			(67)			(377)

108	AGRIUM ANNUAL REPORT 2015

Continuity of obligation and plan assets
	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2013	(324)	258	(66)	(69)	—	(69)	(135)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Interest income (expense)	(14)	11	(3)	(3)	—	(3)	(6)
Administrative costs	—	(1)	(1)	—	—	—	(1)
	(20)	10	(10)	(6)	—	(6)	(16)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	2	—	2	—	—	—	2
Changes in demographic assumptions	(10)	—	(10)	2	—	2	(8)
Changes in financial assumptions	(38)	—	(38)	(11)	—	(11)	(49)
Return on plan assets, excluding interest	—	24	24	—	—	—	24
	(46)	24	(22)	(9)	—	(9)	(31)
Cash flows
Employee contributions	—	—	—	(1)	1	—	—
Employer contributions	—	16	16	—	—	—	16
Benefits paid	17	(14)	3	3	(1)	2	5
	17	2	19	2	—	2	21
Foreign currency translation	19	(13)	6	4	—	4	10
December 31, 2014	(354)	281	(73)	(78)	—	(78)	(151)
Arising from:
Funded plans	(299)			—			(299)
Unfunded plans	(55)			(78)			(133)
December 31, 2014	(354)			(78)			(432)

Post-employment benefits expense
						2015	2014
Defined contribution pension plans						54	57
Defined benefit pension plans						11	10
Other post-employment benefit plans						4	6
						69	73
Expense line items
Cost of product sold						32	38
General and administrative						27	26
Other expenses						5	3
Other finance costs						5	6
						69	73

AGRIUM ANNUAL REPORT 2015	109

Assumptions and sensitivities

Actuarial assumptions (%)	Future benefits obligation		Future benefits expense
(expressed as weighted averages)	2015	2014	2015	2014
Defined benefit pension plans
Discount rate	4	4	4	5
Expected long-term rate of return on assets	N/A	N/A	4	6
Rate of increase in compensation levels	3	3	4	4
Other post-employment benefit plans
Discount rate	4	4	4	5

Basis for key assumptions
Discount rate – liabilities	High-quality (minimum AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans

Rate of return – assets	Long-term expectations of inflation and real return for each asset class, weighted in accordance with the investment policy for the plans

Real returns and inflation	Current market conditions, historical capital market data and future expectations

Life expectancy	Actuarial mortality tables published in Canada and the United States

	2015	2014
Assumed and ultimate health care cost trend rates
Health care cost trend rate assumed for the next fiscal year (%)	7	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2021	2021
Mortality assumptions per latest available standard mortality tables (remaining years)
Average life expectancy – currently aged 65 years (2014 – 65 years)
Male	22	22
Female	24	24
Average duration of benefit obligation (years)
Active members	17	18
Retired members	11	11
Average duration of the benefit obligation	14	14

A 1 percent change in discount rate would change our defined benefit obligation by approximately $55-million.

Asset allocation and investment strategy

Our investment objective for our defined benefit pension plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure or reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

110	AGRIUM ANNUAL REPORT 2015

Defined benefit pension plans – asset allocation	Target allocation	Plan assets
Asset categories (%)	2016	2015	2014
Equity securities (with quoted market prices)	31
Canadian equity funds		8	15
U.S. equity funds		2	24
International equity funds		18	13
Emerging market equity funds		4	3
Debt securities (with quoted market prices)	68
Canadian debt securities		32	31
U.S. debt securities		35	12
Cash and other	1	1	2

9.	SHARE-BASED PAYMENTS

Plan features
Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options (a)	Officers and employees	Annually	25% per year over four years	10 years	Shares

Stock Appreciation Rights (“SARs”) (a)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash

Restricted Share Units (“RSUs”) (a)	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board

(a)	In December 2014, the Board of Directors approved changes to the Stock Option Plan applicable to awards granted subsequent to January 1, 2015. Eligible officers and employees will receive stock options and RSUs in place of tandem stock appreciation rights, which we no longer issue. Tandem stock appreciation rights granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between receiving the price of our shares on the date of exercise in excess of the exercise price of the right, and receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash.

Stock Option and Stock Appreciation Rights Plans

Stock option and SAR activity
	2015		2014
(number of units in thousands; weighted average exercise price in U.S. dollars)	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,185	82.06	2,592	65.62
Granted	522	115.87	582	90.53
Forfeited	(87)	100.76	(44)	95.37
Exercised	(487)	67.99	(940)	41.23
Expired	(3)	91.13	(5)	98.96
Outstanding, end of year (a)	2,130	92.78	2,185	82.06
Exercisable, end of year	1,041	81.58	1,204	73.05
Maximum available for future grants, end of year	5,197		5,208
Cash received from equity-settled awards		1		1
Weighted average fair value of outstanding		25.66		33.42
Weighted average share price at exercise date		106.86		96.39

(a)	Includes 1.707 million SARs (2014 – 2.182 million), of which 1.257 million (2014 – 1.694 million) issued prior to January 1, 2015 have options attached. Stock options and SARs with options attached are potentially dilutive.

AGRIUM ANNUAL REPORT 2015	111

Stock options and SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)
At December 31, 2015	Options outstanding			Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $84.10	3	323	54.37	323	54.37
$84.11 to $89.93	5	249	88.25	197	88.25
$89.94 to $90.83	8	494	90.53	110	90.53
$90.84 to $108.50	5	569	98.43	411	97.37
$108.51 to $115.87	9	495	115.87	—	—
	6	2,130	92.78	1,041	81.58

Performance and Restricted Share Units

Each PSU and RSU confers a right to the holder to receive a cash payment of the fair market value of a common share of Agrium. Holders are also entitled to the value of dividends paid on common shares in the form of additional rights or units.

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. For PSUs granted subsequent to January 1, 2015, free cash flow per share over a three-year performance cycle is compared to Board-approved targets as an additional performance condition. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

PSU and RSU activity (number of units in thousands)
	2015		2014
	PSU	RSU	PSU
Outstanding, beginning of year	623	—	629
Granted	220	128	254
Forfeited	(18)	(7)	(86)
Exercised	(217)	—	(174)
Outstanding, end of year	608	121	623
Weighted average fair value of outstanding	109.43	90.50	97.81

Other information
Compensation expense by plan
	2015	2014
Stock options	5	—
SARs	—	21
PSUs and RSUs	41	24
DSUs	5	5
	51	50
Liabilities for cash-settled plans
	December 31,
	2015	2014
Total fair value liability for cash-settled plans	106	123
Total intrinsic liability for cash-settled plans	69	83

At December 31, 2015, unrecognized compensation expense for unvested awards was $38-million. During 2015, we settled $46-million of awards in cash.

112	AGRIUM ANNUAL REPORT 2015

Valuation models

We determine the fair value of stock options and SARs using a Black-Scholes model and the fair value of PSUs and RSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

Valuation model inputs
	December 31,
	2015	2014
Grant price (NYSE closing price on day immediately preceding grant date)	80.41	81.24
Share price (NYSE closing price at December 31)	89.34	94.72
Expected annual volatility (%)	31.57	33.57
Risk-free interest rate (%)	1.55	1.48
Expected annual dividend yield (%)	3.92	3.29
Expected life (years)	5	6
Forfeiture rate (%)	3.98	4.04
10. CASH FLOW INFORMATION
Cash and cash equivalents
	December 31,
	2015	2014
Cash	503	787
Short-term investments (original maturity of three months or less)	12	61
	515	848

Net changes in non-cash operating working capital
	December 31,
	2015	2014
Accounts receivable	(106)	14
Inventories	79	(185)
Prepaid expenses and deposits	10	84
Accounts payable	(76)	(8)
	(93)	(95)
11. ACCOUNTS RECEIVABLE
	December 31,
	2015	2014
Trade accounts	1,859	1,849
Allowance for doubtful accounts	(81)	(79)
Rebates	150	188
Other non-trade accounts	51	58
Derivative financial instruments	48	33
Other taxes	26	26
	2,053	2,075

AGRIUM ANNUAL REPORT 2015	113

12.	INVENTORIES

	December 31,
	2015	2014
Raw materials	379	409
Finished goods	365	346
Other product for resale (a)	2,570	2,750
	3,314	3,505

(a)	Includes biological assets of $28-million (2014 – $35-million) measured at fair value less costs of disposal, a Level 3 measurement.

13.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2015	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Additions	4	65	240	954	1	1,264
Business acquisitions	2	20	30	—	—	52
Disposals	(5)	(27)	(114)	—	—	(146)
Transfers (a)	—	2,214	805	(3,031)	12	—
Other adjustments	(3)	(12)	(34)	3	—	(46)
Foreign currency translation	(9)	(260)	(564)	(219)	(18)	(1,070)
December 31, 2015	126	3,307	4,379	1,209	185	9,206
Accumulated depreciation
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Depreciation	—	(89)	(284)	—	(8)	(381)
Disposals	—	11	89	—	—	100
Foreign currency translation	—	41	241	—	6	288
December 31, 2015	—	(603)	(2,208)	—	(62)	(2,873)
Net book value	126	2,704	2,171	1,209	123	6,333

(a)	We transferred $2.6-billion related to the Vanscoy expansion project from assets under construction to buildings and improvements and machinery and equipment when the assets became available for use.

December 31, 2014	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2013	140	1,313	3,650	2,460	157	7,720
Additions	4	14	510	1,563	16	2,107
Business acquisitions	1	11	31	—	—	43
Disposals	(3)	(8)	(134)	—	(2)	(147)
Transfers	—	41	170	(238)	27	—
Other adjustments	—	(1)	28	(52)	—	(25)
Foreign currency translation	(5)	(63)	(239)	(231)	(8)	(546)
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Accumulated depreciation
December 31, 2013	—	(517)	(2,186)	—	(57)	(2,760)
Depreciation	—	(81)	(326)	—	(8)	(415)
Disposals	—	4	107	—	2	113
Other adjustments	—	2	11	—	—	13
Foreign currency translation	—	26	140	—	3	169
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Net book value	137	741	1,762	3,502	130	6,272

114	AGRIUM ANNUAL REPORT 2015

Depreciation of property, plant and equipment
	2015	2014
Cost of product sold	210	226
Selling	145	175
General and administrative	20	22
	375	423
Depreciation recorded in inventory	17	10
Turnaround costs included in machinery and equipment
	2015	2014
Cost
Balance, beginning of year	246	180
Additions	79	89
Retirements	(50)	(23)
Other adjustments	(2)	—
Balance, end of year	273	246
Accumulated depreciation
Balance, beginning of year	(94)	(61)
Depreciation	(58)	(55)
Retirements	50	22
Balance, end of year	(102)	(94)
Net book value	171	152

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of IFRS.

14.	INTANGIBLES AND GOODWILL

December 31, 2015	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2014	32	739	197	227	1,195	2,214
Additions	—	—	18	—	18	—
Business acquisitions	—	35	—	17	52	—
Disposals	—	—	(45)	—	(45)	—
Other adjustments	—	—	—	(9)	(9)	4
Foreign currency translation	(2)	(19)	(22)	(2)	(45)	(41)
December 31, 2015	30	755	148	233	1,166	2,177
Accumulated amortization and impairment losses
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Amortization	(1)	(56)	(21)	(27)	(105)	—
Impairment losses (c)	—	—	—	—	—	(19)
Disposals	—	—	45	—	45	—
Other adjustments	—	—	—	8	8	—
Foreign currency translation	—	7	9	2	18	22
December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)
Net book value	25	409	103	95	632	1,980

(a)	Trade names with a net book value of $18-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2015, is approximately eight years.
(c)	We recorded an impairment of $19-million in our Wholesale Europe operations.

AGRIUM ANNUAL REPORT 2015	115

December 31, 2014	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2013	30	730	162	205	1,127	2,177
Additions	—	—	49	2	51	—
Business acquisitions	4	27	—	24	55	87
Disposals	—	—	(1)	—	(1)	—
Other adjustments	—	(3)	—	(1)	(4)	(14)
Foreign currency translation	(2)	(15)	(13)	(3)	(33)	(36)
December 31, 2014	32	739	197	227	1,195	2,214
Accumulated amortization and impairment losses
December 31, 2013	(3)	(241)	(48)	(97)	(389)	(219)
Amortization	(1)	(64)	(36)	(27)	(128)	—
Other adjustments	—	4	(1)	1	4	—
Foreign currency translation	—	4	7	2	13	19
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Net book value	28	442	119	106	695	2,014

(a)	Trade names with a net book value of $20-million have indefinite useful lives for accounting purposes.

Amortization of finite-lived intangibles
	2015	2014
Cost of product sold	3	3
Selling	99	116
General and administrative	3	8
	105	127

Goodwill impairment testing

Goodwill by cash generating unit
	December 31,
	2015	2014
Retail – North America	1,858	1,859
Retail – Australia	115	124
Other	7	31
	1,980	2,014

In calculating the recoverable amount for goodwill, we selected the fair value less costs of disposal (FVLCD) methodology and incorporated assumptions an independent market participant would apply. We adjust discount rates for each group of cash generating units (CGU) for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on our calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each CGU as derived from our Board approved strategic plan. Key inputs to our test of Retail – North America included a pre-tax discount rate of 10.6 percent and a terminal growth rate per annum of 2.5 percent.

116	AGRIUM ANNUAL REPORT 2015

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Reporting period	Interest (%)	Location	December 31,
				2015	2014
Investments in associates
Misr Fertilizers Production Company S.A.E. (“MOPCO”) – a private nitrogen producer	September 30	26	Egypt	283	264
Other				82	74
				365	338
Investments in joint ventures
Profertil S.A. (“Profertil”)	December 31	50	Argentina	242	234
Other				—	4
				242	238
				607	576

Associates

We have representation on MOPCO’s Board of Directors as well as employees who participate in management decision-making. Accordingly, we maintain significant influence over MOPCO. We record our share of the earnings of MOPCO on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between the period-end date of MOPCO and our fiscal year-end date. Future conditions, including those related to MOPCO operating in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO.

Summarized financial information of MOPCO
	December 31,
	2015	2014
Current assets	129	72
Non-current assets	1,840	1,706
	1,969	1,778
Current liabilities	233	214
Non-current liabilities	966	773
	1,199	987
Net assets of MOPCO	770	791
Proportionate ownership interest in MOPCO	200	206
Dividend receivable	29	—
Unamortized purchase price adjustment	54	58
Carrying amount of interest in MOPCO	283	264

	2015	2014
Sales	87	155
Net (loss) earnings	(4)	10
Total comprehensive (loss) income	(4)	10
Proportionate share of MOPCO (loss) income	(1)	3
Purchase price adjustment amortization	(4)	(4)
Loss from MOPCO	(5)	(1)

AGRIUM ANNUAL REPORT 2015	117

We own a one-third interest in Canpotex Limited (“Canpotex”), which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the board of Canpotex. We account for our investment based on our economic interest of 7.3 percent (2014 – 8 percent), which is our allocation of production capacity among the members of the association.

We are contractually obligated to reimburse Canpotex for our 7.3 percent share of any operating losses or other liabilities incurred by Canpotex. We believe the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, would be made through reductions of our cash receipts from Canpotex.

Joint ventures

We have a 50 percent ownership interest in Profertil – a corporation based in Argentina. Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement establishes joint control over Profertil and provides us with 50 percent of the voting rights. Profertil has declared dividends to us that we have loaned back to the joint venture. The loans, which are unsecured and due in 2016, total $105-million (2014 – $89-million) and bear interest at a weighted average rate of 3.9 percent. We received no cash dividends during 2015 (2014 – $44-million). In December 2015, the government of Argentina ended currency controls; however, Argentina is subject to economic uncertainty that could affect the timing of repayment of the loans.

Summarized financial information of Profertil
	December 31,
	2015	2014
Current assets (a)	262	226
Non-current assets	588	630
	850	856
Current liabilities (b)	366	228
Non-current liabilities (c)	208	308
	574	536
Net assets of Profertil	276	320
Proportionate share of net assets of Profertil	138	160
Elimination of unrealized profit	(1)	(1)
Loans and accrued interest (d)	105	76
Other	—	(1)
Carrying amount of interest in Profertil	242	234

(a)	Includes cash and cash equivalents of $86-million (2014 – $106-million).
(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of $150-million (2014 – $70-million).
(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $78-million (2014 – $220-million).
(d)	Dividends receivable of nil (2014 – $13-million) are included in accounts receivable.

	2015	2014
Sales	394	469
Depreciation and amortization	36	30
Interest expense	24	7
Income taxes	14	42
Net (loss) earnings	(10)	37
Total comprehensive (loss) income	(10)	37
Proportionate share of Profertil (loss) earnings	(5)	18
Elimination of unrealized loss (earnings)	1	(1)
Dividends received from Profertil	—	44

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and for differences in accounting policies.

118	AGRIUM ANNUAL REPORT 2015

Transactions with associates and joint ventures

	2015	2014
For the year ended December 31,
Sales to Canpotex	189	180
Purchases from MOPCO	5	25
Purchases from Profertil	53	67
As at December 31,
Amounts receivable from Canpotex	18	24
Amounts owed to Profertil	4	4

16. OTHER ASSETS

Other current assets
	December 31,
	2015	2014
Other financial assets
Marketable securities (a)	142	94
Other non-financial assets	2	28
	144	122

Other assets
	December 31,
	2015	2014
Other financial assets
Investments	—	4
Receivables (b)	37	65
	37	69
Other non-financial assets	17	9
	54	78

(a)	Comprised primarily of U.S. equities (11 percent), U.S. Government debt (34 percent) and U.S. corporate debt (44 percent). All securities are rated as investment grade or higher and are capable of liquidation within five trading days.
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $8-million annually until 2020.

AGRIUM ANNUAL REPORT 2015	119

17.	DEBT

			December 31,
			2015	2014
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2016	0.83	632	1,117
Credit facilities (c)(d)		3.22	203	410
			835	1,527
Long-term debt (e)
Floating rate bank loans	—		—	11
Fixed rate bank loans	2016		8	12
7.7% debentures	2017		100	100
6.75% debentures	2019		500	500
3.15% debentures	2022		500	500
3.5% debentures	2023		500	500
3.375% debentures	2025		550	—
7.8% debentures	2027		125	125
4.125% debentures	2035		450	—
7.125% debentures	2036		300	300
6.125% debentures	2041		500	500
4.9% debentures	2043		500	500
5.25% debentures	2045		500	500
Other			44	64
			4,577	3,612
Unamortized transaction costs			(56)	(42)
Current portion of long-term debt			(8)	(11)
			4,513	3,559

(a)	Weighted average rates at December 31, 2015.
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional credit facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $110-million, euro-denominated debt of $72-million and other debt of $21-million (2014 – $274-million, $109-million and $27-million).
(d)	Total capacity available on our multi-jurisdictional credit facility, which expires in 2020, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

Debt capacity available
December 31,
2015
Multi-jurisdictional credit facility	2,500
European facilities	217
South American facilities	110
Australian facilities	50
2,877
Short-term debt drawn	(835)
Letters of credit issued	(1)
Debt capacity available	2,041

120	AGRIUM ANNUAL REPORT 2015

18.	ACCOUNTS PAYABLE

	December 31,
	2015	2014
Trade	1,495	1,470
Customer prepayments	1,375	1,505
Accrued liabilities	729	921
Other taxes	27	25
Accrued interest	72	53
Dividends	121	112
Derivative financial instruments	29	18
Share-based payments	71	93
	3,919	4,197

19.	OTHER PROVISIONS

	Notes	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2014		169	271	40	480
Additional provisions or changes in estimates	23	22	(25)	19	16
Draw-downs		(25)	(9)	(17)	(51)
Reversals		—	—	(8)	(8)
Accretion		2	5	—	7
Foreign currency translation		(10)	(13)	—	(23)
December 31, 2015		158	229	34	421
Current portion		33	18	34	85
Non-current portion		125	211	—	336
		158	229	34	421

(a)	We estimate that we will settle our environmental remediation liabilities between 2016 and 2041. We discount obligations using rates ranging from 0.65 percent to 4.19 percent (2014 – 0.65 percent to 4.19 percent). Provisions include $43-million for our Idaho phosphate mining and processing sites. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 58 years. We expect to make payments for our potash and nitrogen obligations after that time. Timing of expenditures depends on a number of factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.39 percent to 4.55 percent (2014 – 1.57 percent to 4.55 percent). Provisions include $159-million for our Idaho phosphate mining and processing sites. No other site provision is material.

20.	OTHER LIABILITIES

	December 31,
	2015	2014
Other financial liabilities
Derivative financial instruments	33	22
Other	17	17
	50	39
Other non-financial liabilities
Share-based payments	35	30
	85	69

AGRIUM ANNUAL REPORT 2015	121

21.	BUSINESS ACQUISITIONS

Provisional estimate of fair values of assets acquired and liabilities assumed in individually immaterial business acquisitions by the Retail business unit
December 31,
2015
Current assets	43
Property, plant and equipment	52
Intangibles (a)	52
Current liabilities	(20)
Total consideration	127
(a) Intangibles include customer relationships of $35-million.
Financial information related to our business acquisitions
2015 (a)
Sales from the date of acquisition	94
Estimated sales if acquisitions occurred at the beginning of the year	176

(a)	Net earnings and pro forma net earnings related to these acquisitions are $11-million and $17-million, respectively.

22.	COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

Future minimum lease payments for operating leases
	December 31,
	2015	2014
Less than one year	137	137
One to five years	250	276
More than five years	100	21
	487	434

122	AGRIUM ANNUAL REPORT 2015

Other commitments

	2016	2017	2018	2019	2020
Operating
Long-term debt – interest	226	219	218	185	183
Cost of product sold
Natural gas and other (a)(b)	241	112	15	16	15
Power, sulfuric acid and other (c)(d)	203	163	156	42	34
Purchase commitments	75	6	—	—	—
Derivative financial instruments
Foreign exchange	6	—	—	—	—
Natural gas	23	18	15	—	—
Other commitments	121	52	52	9	8
	895	570	456	252	240
Capital (e)
Long-term debt – principal repayments	8	100	—	500	—
Asset retirement obligations	18	2	2	22	16
Environmental remediation liabilities	33	35	24	13	11
	59	137	26	535	27
	954	707	482	787	267

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2015.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has long-term gas contracts denominated in U.S. dollars and expiring in 2017, which account for approximately 74 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 35 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 798,000 tonnes until 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total commitment of $94-million at December 31, 2015.
(e)	Future capital expenditures for the Texas nitrogen expansion project not included above are estimated at $300-million.

23.	CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 19. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

Environmental contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management: we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 19). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued.

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Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. Federal and State agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. We expect the trustees to begin the assessment in 2016.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

24.	ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

We describe below significant accounting policies, without repeating or restating the actual text of the accounting standards, where disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements. In addition, IFRS requires us to describe (a) information about the assumptions and estimates we make in applying our accounting policies and (b) judgments we have made in the process of applying our accounting policies.

a) Accounting policies and underlying assumptions and estimates

In preparing financial statements, we make assumptions and estimates based on our historical experience, current trends and all available information we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided analysis of sensitivity to assumptions elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible hypothetical changes to one assumption at December 31, 2015, while holding other assumptions constant. In practice, it is unlikely that the hypothetical change would occur in isolation as variables may have interdependencies. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and may not be representative of the full impact on our financial position and results of operations.

Financial statement area	Accounting policy		Assumptions and estimation uncertainty
Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

We make various estimates to recognize revenue, including our ability to collect consideration for a sale, the impact of estimated customer sales returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.
	●	picked up by the customer
	●	delivered to the destination specified by our customer
	●	delivered to the vessel on which the product will be shipped, or
	●	delivered to the destination port.
We recognize revenue for services when the service is complete. We deduct provisions for returns, trade discounts and rebates from revenue. We recognize interest income using the effective interest method.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses. We capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We immediately write off remaining carrying value of components replaced. We depreciate each component over the lesser of its estimated useful life and the remaining period until the next replacement or major inspection or overhaul. If the construction or preparation for use of property, plant or equipment extends over more than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We changed the method of depreciation from the straight-line basis to the units of production basis for our potash facility mining and milling assets beginning January 1, 2015, and our nitrogen and phosphate mining and plant assets beginning October 1, 2015.

We depreciate property, plant and equipment directly related to our nitrogen, phosphate and potash operations using the units of production method. We depreciate the rest of our property, plant and equipment using the straight-line method using the following estimated useful lives, which we reassess annually:

		Buildings and improvements	3 – 60 years
		Machinery and equipment	1 – 60 years
		Other	1 – 45 years

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

We depreciate potash related assets over the shorter of estimates of reserves and service lives and nitrogen and phosphate plant assets based on their productive capacity. The change in method of depreciation reflects anticipated changes to our production schedule due to facility expansions, volatility in market conditions, and the frequency and duration of plant turnarounds. The change in estimate is accounted for prospectively. The current and expected reduction in depreciation expense is 2015 – $30-million and 2016 – $7-million.

Intangible assets other than goodwill (IAS 38)

We initially measure finite-lived intangible assets at cost and amortize them over their estimated useful lives, except for intangible assets with indefinite useful lives. We capitalize costs for internally generated intangible assets when costs meet criteria for feasibility. We expense research and development expenditures that do not meet the capitalization criteria.

We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:
		Trade names	5 – 10 years
		Customer relationships	7 – 10 years
		Technology	3 – 7 years
		Other	5 – 20 years
Rebates (IAS 2)

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Inventories (IAS 2)

We measure inventories at the lower of cost on a weighted average basis and net realizable value.

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

Calculating the net realizable value of inventories requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Provisions (IAS 37)

Our most significant provisions relate to litigation, asset retirement and environmental remediation.

We measure provisions (liabilities of uncertain timing or amount) at the best estimate of the expenditure required to settle the liability. We take risks and uncertainties into account when measuring a provision. We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 19 and 23.

Estimating the ultimate settlement of provisions requires us to make complex and interrelated assumptions based on experience with similar matters, past history, precedents, evidence and facts specific to each matter.

As at January 1, 2015, based on a review of the expected timing of future expenditures, we revised our estimate for decommissioning costs of our nitrogen assets. The revision in estimate decreased our asset retirement obligation provision and property, plant and equipment by $55-million. The reduction in depreciation and accretion expense for the year ended 2015 is $4-million. The expected reduction in depreciation and accretion expense is $4-million in each of the years 2016 through 2018.

Share-based compensation (IFRS 2)

We recognize share-based payment transactions when we obtain services from an employee. With the exception of stock options, we expect to settle our share-based compensation plans in cash. These cash-settled awards are measured at the fair value of the liability and we remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 9.

In valuing share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.

Leases (IAS 17, IFRIC 4)	An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases as we do not have substantially all the risks and rewards of ownership of the leased assets.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Income taxes (IAS 12)

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

Employee future benefits (IAS 19)	We establish a liability when an employee has provided service in return for benefits that we expect to pay in the future. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 8.
Impairment of goodwill and indefinite-lived intangible assets (IAS 36)	In completing our goodwill impairment testing, we selected FVLCD methodology. For some impairment calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing of the asset in determining FVLCD. We do not calculate value in use if there is no impairment under FVLCD.	Refer to note 14 for significant assumptions and estimates.
Business combinations (IFRS 3)	We recognize the consideration transferred, assets acquired and liabilities assumed at their acquisition date fair values, recognizing any goodwill acquired or a gain on a purchase, and any non-controlling interest in the acquired business. For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets.	We make assumptions to identify tangible and intangible assets acquired, liabilities assumed, and their fair values. To determine fair values, we use quoted market prices or widely accepted valuation techniques. Assumptions include economic conditions, interest rates, industry economic factors, and business strategies and risks specific to the acquired asset or liability.
Financial instruments (IFRS 9 (2014))	We record all derivatives not designated as qualifying hedges and marketable securities at fair value through profit and loss. We record derivatives designated as hedges at fair value through other comprehensive income. We record other assets and liabilities at amortized cost.	Refer to note 4 for significant assumptions and estimates.

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b)	Accounting policy choices requiring judgments that have the most significant effect on the amounts recognized in the financial statements

We consider judgments made in recording impairment of property, plant and equipment, goodwill and indefinite-lived intangible assets, foreign currency and provisions to be critical accounting estimates that require our most difficult, subjective and complex assumptions.

Financial statement area	Accounting policy judgment	Judgment factors
Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite-lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail – North America and Retail – Australia.

Foreign currency (IAS 21)	The functional currency of our operations is generally the local currency. Our presentation currency for the consolidated financial statements is the U.S. dollar. We also make judgments about whether an entity may have multiple branches with different functional currencies.	In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.
Provisions (IAS 37)	We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.	Our provisions are measured based on our best estimate of the amount and timing of expected future cash outflows to settle the obligation. We consider all available information relevant to each specific matter. In 2015, we continued to review our litigation, asset retirement and environmental remediation provisions which resulted in a revision to our estimate of when we expect to incur decommissioning costs for our nitrogen assets.

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c) Recent accounting pronouncements

The International Accounting Standards Board has issued the following accounting pronouncements, which we have either adopted or will adopt in the future, and which could have a material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 15	Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.	Agrium expects to adopt for annual periods beginning on or after January 1, 2018.	We have established preliminary terms of reference as an initial step in evaluating the impact. However, we are not able, at this time, to estimate the impact.
New	IFRS 16	Leases applies a single model for all recognized leases, which would require recognition of lease-related assets and liabilities and the related interest and depreciation expense in the financial statements.	Agrium expects to adopt for annual periods beginning on or after January 1, 2019.	We expect that adoption will have a material impact on assets and liabilities. However, we are not able, at this time, to estimate the impact.
Amended	Various

•   IAS 1 Disclosure Initiative

•   IFRS 9 (2014) Financial Instruments

•   IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

•   IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

•   Annual Improvements to IFRS (2012-2014)

			Amendments adopted January 1, 2015.	No material impact.

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